November 27, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Fah Mai Holdings, Inc.
Registration Statement on Form S-1
Filed July 23, 2018
File No. 333-226275

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Registration Statement on Form S-1 for Fah Mai Holdings, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated August 15, 2018 (the “Comment Letter”) in response to the filing of the Registration Statement on Form S-1 in July 2018. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Form S-1 Filed July 23, 2018

1.	Please include a table of contents as required by Item 502(a) of Regulation S-K.

Response: In response to the comment made by the Staff of the Commission, the Company’s updated its disclosures to include a table of contents as required by Item 502(a) of Regulation S-K.

Prospectus Cover Page, page 3

2.	Please include the Commission legend, as required by Item 501(b)(7) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include the Commission legend, as required by Item 501(b)(7) of Regulation S-K.

Summary of this Offering, page 7

3.	We note the disclosure in this section and on page 16 that the duration of the offering is for 24 months unless extended by your board of directors. However, on your cover page you state that the offering will terminate 24 months after effectiveness unless fully subscribed or terminated by the company. Please reconcile.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to reconcile its disclosures regarding the length of the offering.

Plan of Distribution, page 16

4.	We note that Mr. Haseman will be offering securities on behalf of the company in the company offering and will be offering securities on his own behalf in the concurrent selling shareholder offering. Please provide clear disclosure of the conflicts of interest throughout the prospectus, including adding a risk factor.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide clear disclosure of the conflicts of interest regarding Mr. Haseman’s offering of securities on his own behalf and on behalf of the Company.

Description of Securities, page 18

5.	Please provide the disclosure required by Item 201(a)(2) and (b) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide the disclosure required by Item 201(a)(2) and (b) of Regulation S-K.

The Business, page 20

6.	We note your description of your cask fractions on page 21. Additionally, based on the description of the cask fraction system on your website it appears that you are seeking investments and highlighting returns. Please describe in greater detail your cask fraction system. Refer to Item 101(h)(4) of Regulation S-K. In this regard, please provide a detailed analysis as to how the federal securities laws apply to the offer and sale of interests in the cask fractions.

Response: The Company’s cask fraction system is a method of enabling purchasers to acquire rare whiskey at a discounted price, since purchasing casks of rare whiskey at a wholesale price is typically less than purchasing individual bottles of the same quantity of rare whiskey at a retail price. Under the Company’s cask fraction system, individuals who participate in the Company’s membership program are eligible to purchase different varieties of rare whiskey from the Company, in the form of a cask fraction, depending on their membership tier. After purchase of a particular cask fraction, the purchaser may elect to have the purchased whiskey bottled and sent to their address for consumption or collection, or otherwise may elect to have the Company hold such purchased whiskey on consignment for the benefit of the purchaser in the event of resale. The Company does not believe that this consignment relationship is governed by the federal securities laws because purchasers of cask fractions are purchasing commodities that are not “securities” within the meaning of Section 2(a)(1) of the Securities Act of 1933. In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to describe in greater detail the Company’s cask fraction system in accordance with the description contained herein.

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7.	We note your statements that you expect the value of your rare whisky to appreciate in value by 15-25%. Additionally, we note your statement that you expect to realize a 150- 200% profit from the liquor sold in your exclusive member only clubs. Given the early stage of the company, with no revenues to date, please provide the basis for these statements or remove.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to remove the referenced statements.

8.	Please revise the discussion of competition to discuss other businesses and individuals that will compete for the acquisition and resale of rare whiskey.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to discuss other businesses and individuals that will compete for the acquisition and resale of rare whiskey.

9.	Please disclose the geographic location where you plan on conducting your business. Also, as applicable please discuss the governmental approval or governmental regulations that may impact your business. See Item 101(h)(4)(vii) and (ix) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose the geographic location where the Company plans on conducting its business and to discuss the governmental approval or governmental regulations that may impact its business. Specifically, the Company has revised its disclosures to clarify that it operates from its offices located in Thailand; provided, the Company primarily conducts its business through its website on the internet. Furthermore, the Company plans to open exclusive “member only” establishments to sell its rare whiskey in the future, with development planned to begin in 2021.

10.	We note that you intend to start an online whisky auction business, bottle and sell your own whisky and open five exclusive member only clubs. Please disclose the timeline for when you intend to complete these business expansions.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose the timeline for when it intends to complete the referenced business expansions. Specifically, the Company’s online whisky auction is currently under development and is expected to be operational in 2019. The Company’s plans to open exclusive “member only” establishments to sell its rare whiskey is expected to commence development in 2021. The Company’s plans to build its own whisky brand, Platinum Cask, is currently under development and is expected to be operational in 2021 as well.

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Secondary Market, page 23

11.	We note your numerous statements about the secondary whisky market in this section. For example only, you estimate the whisky market in the UK to have been worth about $31.6 million in 2017. Additionally, you provide examples of recent sales at auctions. Please provide the source or basis for the statements made in this section.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide the source or basis for the statements made in the referenced section.

Management, page 35

12.	Please disclose the time period during which Mr. Haseman has served as a director and disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Haseman should serve as a director for the company, in light of the registrant’s business and structure. See item 401(a) and (e)(1) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose the time period during which Mr. Haseman has served as a director and to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Haseman should serve as a director for the Company, in light of the Company’s business and structure.

Certain Relationships and Related Transactions, page 39

13.	Please add disclosure of the advances to a related entity in anticipation of merger, as reflected in the balance sheet of the financial statements and the advances from a related party as reflected in footnote 6 to the financial statements.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to add disclosure of the advances to a related entity in anticipation of merger, as reflected in the balance sheet of the financial statements and the advances from a related party as reflected in footnote 6 to the financial statements.

Condensed Consolidated Financial Statements, page F-1

14.	Your disclosure in Item 5.06 of your Form 8-K filed June 12, 2018 indicates that you were a shell company prior to the transaction with Fah Mai Holdings Co., Ltd. on June 8, 2018. Thus, Fah Mai Holdings Co., Ltd. appears to be a predecessor, as defined in Regulation C, Rule 405. Please advise or revise to include this predecessor’s historical financial statements (and any necessary pro forma information) pursuant to Article 8 of Regulation S-X. Also, include the required filing disclosures for this predecessor pursuant to Regulation S-K.

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Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include the referenced predecessor’s historical financial statements (and any necessary pro forma information) pursuant to Article 8 of Regulation S-X and to include the required filing disclosures for this predecessor pursuant to Regulation S-K.

Exhibits

15.	Please file the lease for your principal executive office described on pages 18 and 26. Refer to Item 601(b)(10) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed the lease for its principal executive office described on pages 18 and 26 as an exhibit.

16.	Please file the articles of incorporation as amended and the current bylaws. We note that the company’s name has changed since the filing of the articles of incorporation and bylaw. See Item 601(b)(2) and (3) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed the Amendment to the Certificate of Incorporation filed with the Secretary of State of Delaware regarding the Company’s name change as an exhibit. The Company has not amended its Bylaws, which were original filed as an exhibit to the Form 10-12(g) filed on August 9, 2016.

17.	Please file your agreement with Tiber Creek Corporation as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed the referenced agreement with Tiber Creek Corporation as an exhibit.

18.	Please file the subscription agreement referenced on page 16 as an exhibit.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed the referenced subscription agreement as an exhibit.

Thank you for your assistance and review.

Sincerely,

FAH MAI HOLDINGS, INC.

/s/ Louis Haseman
Louis Haseman
President

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